FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 9/23/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing that Ternium appoints new member to its Board of Directors and Audit Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder

Name: Arturo Sporleder

Title: Secretary of the Board of Directors

Dated: September 23, 2015

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium appoints new member to its Board of Directors and Audit Committee

Luxembourg, September 23, 2015 – Ternium S.A. (NYSE: TX) announced today that, following independent director Pedro Pablo Kuczynski’s resignation, the Company’s Board of Directors, acting pursuant to the powers conferred upon it by the Company’s articles of association, appointed Mr. Vincent Decalf as an independent director and a member of the audit committee to serve for the remainder of Mr. Kuczynski’s term of office, ending on the next annual general meeting of shareholders to be held on May 4, 2016.

Mr. Kuczynski, who served as a member of the Company’s Board of Directors and its audit committee for the past eight years, decided to step down for personal reasons.

Mr. Decalf currently serves as a member of the board of directors of the Luxembourg Stock Exchange (Bourse de Luxembourg) and the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs) as well as a non-executive director of Foyer International S.A. and other private Luxembourg companies. From 1989 to 2008, Mr. Decalf held various executive positions with Société Générale and has extensive experience in the financial industry. Mr. Decalf, aged 53, is a French national. He qualifies as an independent director under the Company’s articles of association.

As a result of this change, the Company’s Board of Directors is now composed of Ubaldo Aguirre, Roberto Bonatti, Carlos Condorelli, Vincent Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil; and Messrs Aguirre, Decalf and Lajous (all of whom qualify as independent directors under our articles of association) compose its Audit Committee.

The Company welcomes Mr. Decalf to its Board of Directors, and thanks Mr. Kuczynski for his dedication to the Company for the past eight years and wishes him well in any new endeavors he may pursue.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.